i2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

July 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

By EDGAR and Facsimile

Re:	i2 Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 30, 2007
Form 8-K filed May 1, 2007
File No. 00-50327

Dear Ms. Collins:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 8, 2007 (the “Comment Letter”) with respect to the Form 10-K and the Form 8-K referred to above. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.

Tell us how you considered substantially revising your MD&A Introduction to disclose management’s perspective on and analysis of your business. In this regard, consider using your “Overview” section to provide an executive level overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is

Securities and Exchange Commission

July 12, 2007

dealing with these issues. For example, we note that the Company’s revenues have steadily declined over the past five fiscal years. Your current Revenues disclosures indicate that these declines are due to “variability in the timing of recognition of revenue” or the fact that contract revenue is not indicative of current performance as it reflects the recognition of deferred revenues for which cash was collected in prior periods. These disclosures do not provide the investor with adequate insight as the quality of the Company’s earnings and cash flows. For instance, your discussion should more clearly indicate the extent to which changes in revenues are due to changes in prices or changes in the volume of the products sold or services provided. Is the Company facing pricing pressures? Has the volume of purchases decreased? If the current contract revenues are not indicative of current performance, then how does management measure current performance? Have the numbers of contracts declined such that future operations will be significantly impacted? We refer you to Release 33-8350 on our website at www.sec.gov for guidance.

Response to Comment 1

Our total revenues have declined substantially over the past five fiscal years in large part as a result of steady decreases in contract revenue. As noted in our disclosures, contract revenue is the result of the recognition of certain revenue carried on our balance sheet as a portion of deferred revenue and is a result of the Company’s 2003 restatement. The amount of contract revenue that the Company has recognized has varied period-to-period since the Company’s restatement. Because contract revenue does not reflect current receipts of cash or the current performance of the Company’s business, the Company believes that operating revenue (total revenue less contract revenue) more accurately reflects the quality of the Company’s revenues and contributes to more informative period-to-period comparisons. We believe that we have made that clear to investors in both our MD&A disclosures as well as in our earnings releases.

Our operating revenue has remained relatively consistent in the past three years (approximately $275 million, $294 million and $289 million in 2006, 2005 and 2004, respectively). We have not experienced significant trends or changes in pricing or contract volume during that time.

We will revise the Overview section of MD&A in our future filings starting with our Form 10-Q for the quarter ended June 30, 2007, where we will further highlight key changes in our revenues, earnings and liquidity. To the extent it will enhance an investor’s ability to understand our business and interpret our results, we will also address within the overview other factors we identify that impact our operations or are anticipated to impact our operations in the future.

Securities and Exchange Commission

July 12, 2007

Application of Critical Accounting Policies and Accounting Estimates, page 28

2.	We note your disclosure of critical accounting policies and it appears that the disclosure related to revenue recognition is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040.

Response to Comment 2

We understand that MD&A disclosures related to critical accounting policies should be designed to enhance and supplement the description of the accounting policies in a company’s financial statements. While we acknowledge that our MD&A disclosure regarding critical accounting policies is substantially the same as the disclosure contained in the Notes to our Consolidated Financial Statements, we nevertheless believe that under the circumstances the disclosure in the MD&A was adequate to provide material information to investors concerning the impact of our use of estimates and judgments in the preparation of our financial statements. In this regard, we note that the majority of our critical accounting policies do not lend themselves to an analysis of changes resulting from a certain percentage change in a particular variable or assumption. However, we will enhance our disclosures in future filings, starting with our Form 10-K for the year ending December 31, 2007, to supplement our discussion regarding critical accounting policies when additional analysis is warranted, consistent with SEC Release No. 33-8040. In particular, the areas involving the most significant estimates and judgments for our business include revenue recognition and stock-based compensation, and we will endeavor to provide additional insight into the nature of the estimates and judgments inherent in those areas.

Revenue, page 32

3.	On page 33, you indicate that your total revenue decreased by approximately $57.2 million or 17% in 2006 from prior year 2005. You also indicate that the decrease is due to variability in the timing of revenue recognition from software solutions under SOP 81-1 and the Company expects this variability to continue. Your explanation appears to be overly vague and does not clearly explain the reason for the decrease. Please supplementally tell us each source that contributed to this significant decrease in your revenue. Refer to Section III.D of SEC Release 33-6835 and Section III.B.3 of Release 33-8350.

Securities and Exchange Commission

July 12, 2007

Response to Comment 3

As referenced in our response to Comment 1 above, the primary component of the $57.2 million decline in total revenues in 2006 was the decrease in contract revenue. Contract revenue decreased $38.4 million, representing approximately 67% of the decline.

	2006	2005	Change	% Change
Total revenues	$279,677	$336,867	$(57,190)	-17%
Less: Contract revenue	$4,113	$42,526	$(38,413)

Operating revenues	$275,564	$294,341	$(18,777)	-6%

As previously discussed, contract revenue does not reflect the current operations of our business. Excluding contract revenue, our operating revenue declined $18.8 million in 2006, representing a 6% decrease from 2005. The existing MD&A disclosure in our Form 10-K explains the causes for this decrease in the subsections for each of the other revenue categories (Software Solutions, Services, and Maintenance). In addition, we broke down our Software Solutions revenue into three sub-categories and provided additional explanations for each, since each sub-category has differing factors impacting its variability.

The most significant change in operating revenue was in the sub-category of Software Solutions revenue recognized pursuant to SOP 81-1. We included the following paragraph in our MD&A describing the factors that contribute the variability of Software Solutions revenue recognized pursuant to SOP 81-1:

“Since the majority of the SOP 81-1 revenue is recognized on a percentage of completion basis, our revenue is highly dependent on the amount of prior period bookings in our backlog, our progress toward completion of the development and delivery of licensed features and functionality, including the achievement of contractual milestones, and cash receipts for arrangements where significant uncertainty exists regarding collectibility of fees. Another source of variability for software solutions revenue is the mix of products included in our bookings. We are focused on selling new-generation solutions, where there is a high likelihood of providing essential services associated with the new products. Accordingly, the license fees received for these arrangements, together with fees for the essential services, will be recognized under SOP 81-1 over the period in which the services are performed instead of being recognized upon delivery of the software.”

In addition, we noted that for the year ended December 31, 2005 this revenue sub-category included $13.8 million of revenue recognized upon the achievement of significant contractual milestones on separate agreements and $8.5 million of revenue related to an agreement with Shell Global Solutions International B.V. These particular variances in Software Solutions revenue recognized pursuant to SOP 81-1 were the primary causes of the decrease in our operating revenue from 2005 to 2006.

Securities and Exchange Commission

July 12, 2007

As referenced in our response to Comment 1 above, we intend to clarify these factors within the Overview section of MD&A in our future filings, starting with our Form 10-Q for the quarter ended June 30, 2007.

Operating Expenses, page 36

4.	We note your disclosures on page 37 where you indicate that the decrease in general and administrative expenses reflects an accrual made in 2005 of approximately $10.0 million for the estimated settlement of certain outstanding contingent liabilities. Please tell us what contingent liabilities this accrual relates to and tell us whether such amounts were subsequently paid and when. If the amounts are still outstanding, then tell us how you determined such accrual was appropriate in fiscal 2005.

Response to Comment 4

The $10 million accrual for contingent liabilities that was recorded in 2005 related to two lawsuits that had been filed against the Company.

In the first quarter of 2005, the Company accrued $8 million associated with litigation filed against the Company by Kmart based on the Company’s best estimate of the probable settlement amount at that time. That litigation was discussed in further detail under the Customer Litigation section of Footnote 7 of our 2005 financial statements. The lawsuit was settled in May 2006 for $10 million. The Company’s insurance carrier paid $5 million of the settlement; the Company paid $5 million and reversed the $3 million excess accrual as a credit to general and administrative expense in the second quarter of 2006.

The Company also accrued $2.4 million in the first quarter of 2005 related to a technology infringement lawsuit that was subsequently settled for $2.4 million, which amount was paid in 2005.

Item 9A. Controls and Procedures, page 43

5.	We note that the Company’s CEO and CFO concluded that your disclosure controls and procedures were effective in that “they were designed to provide reasonable assurance that information required to be disclosed by [your] company in the reports [you] file or submit under the Exchange Act is recorded, processed and summarized and reported within the time periods specified in the rules and forms of the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Securities and Exchange Commission

July 12, 2007

Response to Comment 5

The Company is aware that the term “disclosure controls and procedures” includes controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure, and the text of Item 9A expressly noted that portion of the text of Rule 13a-15(e). By definition, the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company’s disclosure controls and procedures extended to those controls over the accumulation and communication of information. However, as a matter of clarification, the Company proposes to add the underlined language set forth below in future filings which communicate management’s conclusion that the Company’s disclosure controls and procedures are effective.

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (“Exchange Act”), our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this report. As defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures of our company that are designed to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is accumulated and communicated to our company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to provide reasonable assurance that such information is accumulated and communicated to our company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that any system of controls, however well designed and operated, is based in part upon certain assumptions and can provide only reasonable, and not absolute, assurance that the objectives of the system are met.

Securities and Exchange Commission

July 12, 2007

Consolidated Statements of Operations and Comprehensive Income, page F-3

6.	It appears from your revenue recognition policy footnote that software solutions revenues include revenues from product sales accounted for pursuant to SOP 97-2 as well as revenues from products and services included in contracts accounted for pursuant to SOP 81-1. Please confirm. Please explain how you considered Rule 5-03(b) of Regulation S-X in determining that it is appropriate to include product and service revenues in a single line item on your Statement of Operations. Also, tell us how you considered amending your presentation to include separate revenue, and related cost of revenue, line item for bundled arrangements that are accounted for pursuant to SOP 81-1, (which include both products and services) along with a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response to Comment 6

The Company confirms that Software Solutions revenue includes revenues from product license fees accounted for pursuant to SOP 97-2 as well as revenues from licenses and services under contracts accounted for pursuant to SOP 81-1. We follow the requirements of Rule 5-03(b) of Regulation S-X in presenting separately from software license revenue our services revenue that meets the criteria for separate accounting in SOP 97-2 and the associated cost of such services.

In certain of our software licensing transactions, we need to make modifications or additions to the licensed products in order to meet the customer’s purpose. Following the guidance in paragraphs 7 and 63-91 of SOP 97-2, such bundled arrangements are required to be accounted for under SOP 81-1 given that the service element does not meet the criteria for separate accounting set forth in paragraph 65 of SOP 97-2 Our disclosure in our revenue recognition policy footnote and the reference contained therein to the term “essential services” is intended to point out the basis for recognizing certain of our licensing transactions under SOP 81-1, as required in the guidance referenced above from SOP 97-2.

In the fourth quarter of 2005, we conducted a review to confirm the appropriate classification of these transactions in our Statement of Operations. We considered the language in paragraphs 64, 69 and 74 of SOP 97-2 which states that fees, if any, received for the development of the additional functionality do not qualify for separate accounting and should be combined with the license fees for accounting under SOP 81-1. We also reviewed the financial statements of approximately 30 publicly-traded software companies to understand the industry practice in this regard. We noted that to the extent peer companies describe their utilization of

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July 12, 2007

contract accounting under SOP 81-1 in their footnotes, it appears they reflect all such revenues on the “License Revenue” line of their financial statements. Furthermore, we considered the fact that Software Solutions revenue recognized under SOP 97-2 represented less than 10% of the Company’s total revenues for all periods presented in concluding that separate line item disclosures of revenue and cost of revenue for Software Solutions revenue recognized under SOP 97-2 and under SOP 81-1 was not necessary. In an effort to further highlight our classification of these transactions and the composition of the revenue, we revised the caption in our Statements of Operations from “License Revenue” to “Software Solutions Revenue.” When combined with our footnote and MD&A disclosures, we believe this properly advises investors that our licensed products are often positioned as “solutions” which may require modifications or additions which result in accounting for the related revenue under SOP 81-1 instead of SOP 97-2.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

7.	We note your disclosures on page F-9 where you indicate that the fair value of maintenance is established based on renewal rates. Please tell us whether the renewal rates are stated in the contract. If so, tell us what percentage of your customers actually renew at the contractually stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates are substantive. If the renewal rates are not stated in the contract, then please describe the process you use to evaluate the various factors that affect your VSOE. Also, address the issue that if the renewal rates vary from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

Response to Comment 7

The Company’s license arrangements typically specify the initial year’s maintenance amount, expressed either as a dollar amount or as a percentage of the net license fees, and include provisions allowing the customer to renew at that amount provided we are offering maintenance at the time of the renewal.

For purposes of evaluating the existence of VSOE for maintenance, the Company follows the provisions of paragraphs 10 and 57 of SOP 97-2 and TIS 5100.55, “Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition,” which allows for the establishment of VSOE based on substantive renewal rates that are expressed as a consistent percentage of the stipulated license fee. For arrangements where a specific dollar amount is stated in the agreement, the Company calculates the percentage for use in its VSOE analysis.

Securities and Exchange Commission

July 12, 2007

The Company evaluates whether VSOE exists by performing a comprehensive analysis (the Bell-Shaped Curve Approach) of the Company’s entire population of maintenance renewals occurring during a trailing 12-month period ending with the preceding quarter (one quarter lag). Our renewal rates as a percentage of the net license fee do not vary significantly from customer to customer, with in excess of 80% of our 2006 renewals falling within our VSOE range. Our renewal rates are substantive when compared with industry standards, which we understand are in the range of 15% to 18% of net license fees.

8.	We note your disclosures on page F-9 where you indicate that service revenues includes “fees received to customize or enhance a previously purchased licensed product that result from arrangements negotiated and executed subsequent to the license arrangement.” It appears from this statement that the Company accounts for the license contract and the service contract separately. Please confirm. In this regard, tell us how you considered TPA 5100.39 in determining that these are two separate arrangements versus a single contract accounted for pursuant to SOP 81-1.

Response to Comment 8

If a customer contracts for us to develop modifications or additions at a date subsequent to the execution of a license agreement, we evaluate the new contract in accordance with TPA 5100.39 and consider all of the indicators included therein to determine whether it should be accounted for separately from the initial license agreement. If the new contract qualifies under TPA 5100.39 for separate accounting, the services required thereunder are not deemed essential to the licensed products since the products have already been delivered and are being used by the customer for their intended purpose. Accordingly, we classify fees received for such new contracts as Services revenue in our Statement of Operations.

The intent of our existing disclosure noted on page F-9 was to distinguish for the reader that Services revenue only includes amounts earned from services that are not essential to the functionality of the licensed products. As noted in our response to Comment 6 above, modifications or additions that are negotiated at the time of the software license and that impact the customers’ ability to use the software for its intended purpose are considered essential services, accounted for as a single contract and categorized as Software Solutions revenue since they involve development of the licensed functionality to be delivered to the customer.

9.	We note that your maintenance revenues include the rights to upgrades and new releases. Please explain the difference between upgrades and new releases. Also, tell us whether these are specified or unspecified upgrade rights and tell us how you considered the guidance in paragraphs 36 – 38 and 56 of SOP 97-2 in accounting for such rights.

Securities and Exchange Commission

July 12, 2007

Response to Comment 9

In our view, upgrades and new releases are synonymous and interchangeable to describe improvements to our licensed software products. We were attempting to describe the components of maintenance with both of these commonly used terms. We will attempt to clarify this in future filings.

We do not include provisions in our license arrangements to guarantee or offer rights to specified upgrades or new releases. However, it is the Company’s practice to provide existing maintenance customers with access to unspecified enhancements and new releases on a “when and if available” basis as part of their maintenance arrangement. We limit the amount of information that is provided to customers and prospects to general information about the timing, features, and functionality of any subsequent enhancements or releases to ensure that such communications do not create an implied specified upgrade right. Accordingly, such “when and if available” upgrades and new releases are accounted for as part of the PCS element of an arrangement pursuant to paragraph 36 of SOP 97-2.

Note 6: Borrowings and Debt Issuance Costs

5% Senior Convertible Notes, page F-14

10.	We note that you issued an aggregate amount of $86.3 million of 5% Senior Convertible Notes and concurrently with the issuance of these Notes, you issued warrants. We also note in your disclosure that you concluded that a portion of the conversion option and a portion of the liquidating damages provisions were derivatives that should be recorded as a liability and that the warrants should be reflected in Stockholder’s deficit. Tell us what you mean by “a portion” of the conversion option and “a portion” of the liquidating damages. Is there a portion of these instruments that are not considered derivatives? Please explain. Also, tell us specifically how you applied the guidance under EITF 00-19 and SFAS 133 in evaluating whether the debt conversion features of the Notes were embedded derivatives that should be bifurcated from the debt host and tell us how you applied this guidance in determining the classification of the warrants. Please provide analysis supporting your accounting. We further note that you valued the derivatives using the Black-Scholes model and concluded they were immaterial. Tell us the assumptions used in your valuation at each balance sheet date and tell us how you determined such amounts were not material.

Response to Comment 10

We evaluated each feature of the 5% Senior Convertible Notes (the “Notes”) under EITF 00-19 and SFAS 133 as described below to determine whether they represented derivatives. The Notes contain a “net share settlement” feature, whereby we are required to satisfy our conversion obligation with respect to the principal amount of the Notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock.

Securities and Exchange Commission

July 12, 2007

At the time of issuance of the Notes and at all times subsequent to issuance, we maintained sufficient authorized shares to fully satisfy the maximum share conversion of the notes and the exercise of the detachable warrants issued with the Notes. However, under the Marketplace Rules of NASDAQ, shareholder approval would be required to the extent that conversion of the Notes or the warrants would result in the issuance of a number of shares that exceeded 20 percent of the outstanding shares of the Company. Consequently, we determined that equity classification for the conversion of the Notes and the warrants in the aggregate would not be appropriate under the guidance in EITF Issue 00-19, because, at certain prices for our stock, the number of shares issued upon conversion of all of the Notes and exercise of all the warrants could have potentially constituted 20 percent or more of the number of outstanding shares of our common stock. As such, depending solely on increases in our stock price, a full conversion of the Notes and exercise of the warrants could have resulted in net share settlement for a portion of the conversion option and net cash settlement for a portion of the conversion option, in addition to the cash settlement required for the principal amount. Accordingly, for purposes of our analysis under EITF 00-19 and SFAS 133, we concluded that we were required to classify a portion of the conversion feature of the Notes as a liability. In May 2006, shareholder approval was received to permit full satisfaction of the conversion value in shares regardless of the stock price at the time of conversion.

Based on the guidance in EITF 00-19, we were required to determine the allocation of available shares in the event of exercise of the warrants and conversion of the Notes that would result in partial net cash settlement prior to the shareholder approval. Based on the significant increase in our share price that would be required in order to trigger a partial net cash settlement, combined with our assessment of the expected exercise and conversion behaviors of the warrant and Note holders, respectively, our accounting policy was to allocate shares to satisfy the full exercise of the warrants, followed by allocating any remaining shares under the 20% threshold to the conversion of the Notes. As discussed above, shareholder approval to exceed the 20% threshold, and thereby fully satisfy both the conversion of the Notes and the exercise of the warrants, was obtained in May 2006. No warrants had been exercised and no Notes had been converted at that time or as of the date of this response.

Our analysis and conclusions are described in more detail below for of the conversion feature, the liquidated damages provision, and the warrants.

Conversion feature – With respect to the conversion feature, we evaluated that feature to determine whether the feature, if freestanding, would meet the scope exception in paragraph 11(a) of FAS 133, which excludes a derivative that is indexed to a company’s own stock and classified in equity from being accounted for as a derivative. Our evaluation of the conversion feature considered the requirements in EITF Issue 01-6, and determined that the conversion feature is indexed to our stock. We also evaluated the conversion feature under the requirements in EITF Issue 00-19 to determine whether the conversion feature, if freestanding, would be classified in equity.

Securities and Exchange Commission

July 12, 2007

Under the terms of the Notes and warrants, the Company must net share settle the conversion option and deliver shares under the warrants. The Notes and warrants contain a fixed explicit cap on the number of shares that must be delivered under the contract. In circumstances in which net share settlement of the Notes and warrants would result in exceeding the NASDAQ limitations, the Company is required to use its best efforts to obtain shareholder approval. In the event shareholder approval is not obtained, the excess obligation (and only the excess obligation) related to the portion of the conversion spread that would result in the issuance of shares in excess of the NASDAQ limitation would have to be settled in cash. Based on the guidance in paragraphs 22 and 23, we determined that a portion of the notional amount of the conversion feature could require net cash settlement, and a portion of the conversion feature would require net share settlement, which was within the Company’s control, consistent with the guidance in paragraph 11 of EITF Issue 00-19.

Although as of the balance sheet date our stock price had not reached a level that would have required the issuance of shares in excess of the NASDAQ limit (and, therefore, net share settlement was within our control), we were mindful of the provisions in Issue 00-19 that require that a determination be made as to the possibility of net cash settlement being outside the Company’s control without regard to probability. Since such a possibility existed for a portion of the notional amount of the aggregate conversion feature if our stock price increased significantly and shareholder approval was not obtained by May 15, 2008, we concluded that such portion must be evaluated separately under EITF Issue 00-19, based on the guidance in paragraph 11.

We analyzed the equity-settled and cash-settled portions of the conversion feature separately. Based on our consideration of paragraph 12 of EITF 00-19 and the related conditions set forth in paragraphs 14-32 of EITF 00-19, we determined that the portion of the conversion feature that could be settled in equity met all the criteria in those paragraphs and therefore was not required to be bifurcated from the debt host for separate accounting. However, we noted that the portion of the conversion feature that could potentially require cash settlement did not meet the criteria in paragraphs 19, 21 and 27 of EITF 00-19. Accordingly, this portion of the conversion feature was considered an embedded derivative and was bifurcated from its debt host. At each balance sheet date thereafter, pursuant to paragraph 10 of EITF 00-19, we reevaluated this classification. After receipt of the shareholder approval permitting full satisfaction of the conversion in shares, this portion of the conversion feature met all the criteria in paragraphs 14-32 including those previously not met, and therefore no longer required treatment as a derivative.

Securities and Exchange Commission

July 12, 2007

We valued the liability portion of the conversion option (the component of the notes that could have required net cash settlement prior to shareholder approval to issue shares exceeding the 20% threshold) using a Black Scholes model, since the conversion feature has characteristics of an option. The assumptions used under the Black Scholes model at the issuance date were: (i) an estimated life of five years based on the conversion term stated in the Note agreement; (ii) an asset price of $13.36, which was the price of our common stock on the date of issuance of the Notes; (iii) a strike price of $15.4675, which is the conversion price as stated in the Note agreement; (iv) a risk free rate of 3.79%, which was the five-year treasury rate at the time of issuance; and (v) volatility of 109.6%, based on the trailing 5-year weekly volatility of our common stock. These calculations yielded a Black Scholes option value of $10.48. In order to assess the fair value of the derivative, we first considered the probability of stockholder approval. We noted that there was a substantial concentration of shares held by two stockholders of the Company and that such concentration represented voting power nearly sufficient to pass the resolution to approve the issuance of additional shares of our common stock sufficient to fully provide for the conversion of the Notes and the exercise of the warrants. After confirming with both stockholders their intention to support the measure, we determined that there was only a 1% probability of the measure not being approved. Then we determined that, based on the historical trading prices for our common stock and other factors, the probability of our stock price exceeding $69.12 (the point at which a portion of the conversion features of the notes would require cash settlement) prior to the next stockholder meeting in May 2006 (which would have represented more than a 400% price increase during such period) was 0.5%. Accordingly, the aggregate probability-adjusted value of the derivative portion of the conversion option was calculated to be less than $1,000, which management concluded was immaterial. We performed similar calculations at December 31, 2005 and March 31, 2006 and noted similar values. Upon stockholder approval in May 2006, the feature no longer qualified as a derivative.

Liquidating damages clause – If the registration rights agreement is not filed within 120 days of the note issuance, is not declared effective within 270 days of the note issuance, or ceases to remain effective for periods of time as defined in the agreement, additional interest shall be accrued on the principal amount of the Notes.

We view the registration rights agreement and the Notes as two separate freestanding agreements, and believe the registration rights agreement meets the freestanding definition in paragraph 2 of EITF 00-19 and SFAS 150. We concluded that the agreement meets the derivative criteria of SFAS 133 and should be accounted for at fair value. Consistent with View C of EITF 05-4, our EITF 00-19 analysis of the conversion option is not impacted by the registration rights agreement.

Securities and Exchange Commission

July 12, 2007

Based on our review of the terms of the registration rights agreement, we concluded that our ability to file within the required deadlines was probable. However, as stated in our disclosure, we assessed the probability of not meeting the deadlines and valued the liquidated damages clause under a model calculating what penalties would be incurred if the deadlines conditions were not met. We assessed the probability of the occurrence of an event that would cause us to be out of compliance for three months at 3%. For six months, we assessed the probability at 2% and for nine months we assessed a probability at 1%. Upon applying these probability factors to the potential penalties under the arrangement, we calculated a value of less than $16,000 at issuance and at each subsequent balance sheet date, which management concluded was immaterial to the presentation within our balance sheet.

Our disclosure inadvertently characterized that only a portion of the liquidating damages clause represented a derivative. Based on the value of this derivative as described above, and that the feature was appropriately accounted for in its entirety as a derivative, we do not believe that our disclosure is misleading. We intend to remove the words “a portion of” from our description of this term in future filings.

Warrants – We evaluated the accounting for the detachable warrants under SFAS 133 and EITF 00-19 in the same manner as described above, and determined they require settlement in shares upon exercise and should be classified as equity on our balance sheet with the associated value representing a discount to the Notes that is accreted through earnings. We considered the guidance in EITF 05-4 and the potential implications of the liquidated damages clause on the accounting for the warrants, and determined that View C most appropriately reflects the nature of our Notes and warrants. We also assessed the Registration Rights agreement under the combining criteria within Derivatives Implementation Group Issue K-1, and determined that the two agreements do not meet all four criteria in that issue in that the two agreements relate to different risks. Because of not meeting the criteria in Issue K-1, the two agreements are required to be accounted for separately with the warrants classified within equity.

Securities and Exchange Commission

July 12, 2007

Note 13: Income Taxes, page 30

11.	We note that you have accrued $7.5 million in tax contingency reserves for tax positions you have taken during tax years that remain open for examination by tax authorities. Please tell us in which periods you recorded these reserves. Please explain to us the nature of these contingencies and indicate when you expect such matters to be resolved. Also, tell us what consideration you have given to disclosing such information in your filings. Also, we note from the disclosures in the Company’s March 31, 2007 Form 10-Q that there were no adjustments necessary upon the adoption of FIN 48. Please explain how you applied the guidance in FIN 48 to these tax positions.

Response to Comment 11

As of December 31, 2006, the Company had accrued approximately $7.5 million for contingent liabilities associated with tax positions taken during tax years that remained open for examination by tax authorities. The accruals relate to the following three tax positions:

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Accruals for transfer pricing exposure – The Company has accrued a total of approximately $6.2 million in connection with ongoing examinations by taxing authorities related to our inter-company pricing for services for tax years ended March 31, 2002 through March 31, 2004 and potential similar exposure for subsequent years not currently under audit. The most significant individual component of this accrual pertains to certain tax assessments in India which are disclosed in detail in Footnote 7 of our financial statements. We do not have visibility into the potential timing of resolution of these matters.

•

Accrual for tax treatment of a UK lease termination payment – An accrual of $0.8 million was recorded during 2005 associated with this matter. The Company did not separately disclose the nature of this item due to the relative insignificance of the amount. We were notified by the UK tax authorities on June 12, 2007 that this matter was resolved in our favor.

•

Accrual for amended state income tax returns – The Company is in the process of filing amendments to its 1999 through 2001 state income tax returns. An accrual of $0.7 million was recorded in 2003 (and subsequently reduced by $0.2 million in 2004) in connection with this contingency. The Company did not separately disclose the nature of this item due to the relative insignificance of the amount.

	Transfer	UK	Amended State
($ in millions)	Pricing	Lease	Tax Return
Fiscal Year End	Accruals	Accrual	Accrual	Total
FYE 2002	$3.5	—	—	$3.5
FYE 2003	$1.0	—	$0.7	$1.7
FYE 2004	—	—	$(0.2)	$(0.2)
FYE 2005	$1.5	$0.8	—	$2.3
FYE 2006	$0.2	—	—	$0.2

Total	$6.2	$0.8	$0.5	$7.5

Securities and Exchange Commission

July 12, 2007

With respect to the Company’s implementation of FIN 48, the Company completed a comprehensive assessment of each of its tax positions and determined that the application of FIN 48 did not have a material impact on the Company’s financial statements. As evidenced in Footnote 13, the Company is in a substantial loss position and has recorded a full valuation allowance against substantially all of our gross deferred tax assets, with the exception of some foreign deferred tax assets in certain jurisdictions.

In the US, the Company’s substantial losses and credit carry-forwards have a full valuation allowance against them. The Company’s US uncertain tax positions reduce these losses and carry-forwards, and consequently reduce the valuation allowance. Accordingly, any adjustment as the result of adopting FIN 48 had no effect on the assets and liabilities or accumulated deficit on a net basis.

The Company’s international uncertain tax positions relate to transfer pricing (as described above), items that had a full valuation allowance, and positions that were previously fully reserved.

The Company’s policy for recording reserves for transfer pricing prior to the adoption of FIN 48 effectively was the same as the criteria required for measurement under FIN 48. The Company recorded a liability under FAS 5 for the amount the Company expected it would ultimately have to pay upon resolution of the matter. FIN 48 requires judgment to record the largest benefit that is greater than 50% likely of being sustained upon ultimate settlement. The Company’s application of FIN 48 resulted in no change in the recorded amount of liability related to transfer pricing.

The items with a full valuation allowance are the same as the US positions in that the items were already written off and no additional entry was required to the Company’s accumulated deficit. The remaining items were not at a more likely than not threshold. Therefore, there was no change in the analysis of these items as a result of the application of FIN 48.

Note 14: Segment Information, International Operations and Concentrations, page F-32

12.	We note from your disclosure that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Securities and Exchange Commission

July 12, 2007

Response to Comment 12

We do not have any facilities or employees in the Middle East. Although we do not consider ourselves to operate or do business in the Middle East, we do generate an immaterial amount of revenue in that region as detailed in the following paragraph. For our regional disclosures, this revenue is grouped with other revenues from Europe and Africa within the common grouping of “Europe, Middle East, Africa,” also commonly referred to as EMEA.

We have previously licensed software to a customer in Israel and to an Oman-based division of a customer in the United Kingdom, from which we generated maintenance revenue in 2004 through 2006. Our maintenance revenues for 2004, 2005 and 2006 include $55,104, $45,772 and $52,677, respectively, related to the customer in Israel. Maintenance revenues for 2005 and 2006 also include $37,700 and $78,975, respectively, related to the Oman-based division of our UK customer.

Form 8-K filed May 1, 2007

13.	We note your use of non-GAAP measures in the Form 8-K filed on May 1, 2007 which excludes a number of recurring items such as stock option expense and contract revenue. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(l)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

Securities and Exchange Commission

July 12, 2007

Response to Comment 13

In assessing the permissibility and appropriate disclosure of non-GAAP measures, the Company considers guidance from the SEC’s June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”) and specifically the guidance provided under Question 8.

The press release furnished with the Company’s May 1, 2007 Form 8-K included two non-GAAP financial measures: operating revenue (total revenue less contract revenue) and Non-GAAP diluted earnings per share (diluted earnings per share excluding contract revenue and stock option expense). The Company’s internal budgets exclude contract revenue and stock option expense, and the Company presents performance against operating revenue and Non-GAAP diluted earnings per share to its board of directors. In assessing the usefulness of these non-GAAP measures, the Company disclosed that it uses them for budgeting purposes as well as for analyzing the underlying performance of the Company and that management believes they provide investors with additional important information to assist the analysis of financial and business trends related to the Company’s operations. The incentive compensation of a significant portion of our employees is tied to measures that exclude contract revenue and stock option expenses. Additionally, the Indenture governing our outstanding convertible notes restricts our incurrence of additional indebtedness based on an EBITDA measure that requires adding back non-cash expenditures, the most significant of which is stock option expenses.

As discussed in the Company’s response to Comment 1 above, contract revenue is the result of the recognition of certain revenue carried on our balance sheet as a portion of deferred revenue and is a result of the Company’s 2003 restatement. The Company’s recognition of contract revenue has varied period-to-period since the Company’s restatement. Because contract revenue does not reflect current receipts of cash or the current performance of the Company’s business, the Company believes that the use of non-GAAP measures excluding contract revenue more accurately reflects the quality of the Company’s revenues and earnings and contributes to more informative period-to-period comparisons. (It should be noted that the final balance of deferred contract revenue was recognized in the quarter ended March 31, 2007.) The Company also believes that the exclusion of stock option expense from Non-GAAP diluted earnings per share allows for more accurate comparisons of the Company’s operating results to peer companies.

As noted above, the Company believes its use of these non-GAAP measures has provided investors with useful supplemental information that enhances transparency in the review of financial and operational performance, and management regularly reviews the requirements of the SEC’s FAQs when providing non-GAAP measures. The Company will clarify within its disclosures the use and benefit of each non-GAAP financial measure to ensure compliance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the SEC’s FAQ, and will continue to disclose that non-GAAP measures should not be viewed as a substitute for the Company’s GAAP results.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

July 12, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After the staff has had an opportunity to review the foregoing responses, we would like to discuss these matters to determine whether or not the staff still feels that amendments to our Form 10-K and/or our Form 8-K are required. I will contact Kathleen Collins or Kari Jin over the next few days to attempt to arrange a telephone call. Should the staff have any additional comments or questions in the interim, please direct them to me at (469) 357-4788 or Bruce B. Wood of Dechert LLP, counsel to the Company, at (212) 698-3531.

Very truly yours,

/s/ Mark E. Trivette

Mark E. Trivette

Vice President, Finance and Corporate Controller

cc: Bruce B. Wood